

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 24, 2005

Via Facsimile (212)759-9133 and U.S. Mail

Charles Niemath, Esq.
Baker & Mckenzie
805 Third Avenue
New York, New York, 10022

  Re: **Fresenius Medical Care Aktiengesellschaft**
    Form F-4 filed October 7, 2005
    File no. 333-128899

    Schedule TO filed October 11, 2005
    File no. 5-49531

Dear Mr. Niemath:

We have reviewed the above-referenced filings and have the following comments.

Schedule TO

1. Please file the election form. Please ensure that holders will not be required to certify that they have "read, understood or reviewed" the terms of the offer. Alternatively, include a legend in bold typeface on the election form that indicates the company neither views the certification made by holders that they have read, understood or reviewed the offering materials as a waiver of liability and that the company promises not to assert that this provision and corresponding certification constitutes a waiver of liability. You may provide the election form to the staff on a supplemental basis.

2. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Please explain why you believe the information required by Item 1010(b) is not material. In addition, item 1010(c) of Regulation M-A requires a summary of that information be disseminated to holders when the decision is made to incorporate such information by reference. Refer to Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c).

Registration Statement Cover Page

3.   Please explain to us why you are not registering the issuance of the convertible bonds or stock options referenced on page six.

Prospectus Cover Page

4.   You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete. Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. In addition, please update your disclosure so that it is materially complete. Please fill in all blanks and file your tax and legality opinions.

Where You Can Find More Information, page 1

5.   Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. Refer to Rule 13e-4(c)(3). Please revise the language to the contrary here and elsewhere in the document as appropriate.

Delivery of Ordinary Shares and Ordinary Share ADSs, page 14

6.   We note your statement that you intend to deliver the ordinary shares "as soon as practicable." Please explain to us how this complies with your prompt payment obligations. Refer to Rule 14e-1(c) and Rule 13e-4(i)(2)(iv).

Cautionary Statement Concerning Forward-Looking Statements, page 29

7.   Delete reference to Section 27A of the Securities Act and Section 21E of the Exchange Act or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer.   We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Refer to Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

The U.S. Offer, page 32

8.   Please expand your disclosure to explain any material differences between the U.S. and German offer.

9.   Please inform us on what date you made the 40% determination.

10.   We note that holders of ADSs will have to pay an additional 10% conversion fee. Provide us with a legal analysis supporting why this complies with the best price rule. Refer to Rule 13e-4(f)(8)(ii). In addition, please provide an analysis explaining why it is appropriate to retain the conversion premium after withdrawal.

11.   Expand your disclosure to explain how U.S. holders are supposed to determine the value of the offer. In that regard, explain how the exchange rate will be determined.

Conditions of the U.S. Offer, page 34

12.   Revise to clarify that your conditions must be satisfied or waived prior to expiration of the offer.

13.   Revise to clarify that the actions or omissions to act by the company can not trigger a condition.

14.   Please clarify why you believe that you may amend, extend or terminate the U.S. or German offer separately. Rule 13e-4(i)(2)(ii) requires that the U.S. offer been on terms at least as favorable as foreign offer.

Expiration Date; Extension of the Offer, page 34

15.   Please expand your disclosure to clarify the meaning of the "earlier expiration of the U.S. offer."

Withdrawal Rights, page 38

16.   Rule 13e-4(f)(2)(ii) requires that note holders have a right to withdraw tendered notes after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Please include disclosure to that effect.

Certain Tax Consequences, page 56

17.   Please revise the header and elsewhere as appropriate to reflect that the discussion addresses "material" rather than "certain" tax consequences.

18.   Revise this section to eliminate any reference to this section being a "summary." If you are utilizing a short form opinion, this section constitutes the opinion of counsel. The exhibit and prospectus both must state clearly that the tax discussion in the prospectus is counsel's opinion. A statement that the discussion is accurate is not sufficient. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

19.   Refer to the third paragraph on page 57. The disclosure indicates that counsel has rendered a "will" opinion. Please delete this paragraph or revise the tax consequences to explain the degree of uncertainty and explain the possible alternative tax treatments.

<u>Closing Comments</u>

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

                                        Sincerely,

                                        Michael Pressman
                                        Special Counsel
                                        Office of Mergers
                                        and Acquisitions